August 7, 2024

Via EDGAR:

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	Intercontinental Exchange, Inc.

Registration Statement on Form S-4 (File No. 333-281203) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Intercontinental Exchange, Inc. (“ICE”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective as of 4:00 p.m., Eastern Daylight Time, on August 9, 2024.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Registration Statement registers $997,501,000 aggregate principal amount of the Company’s new 3.625% Senior Notes due 2028 (the “Exchange Notes”) to be exchanged in an exchange offer for a like principal amount of the Company’s outstanding 3.625% Senior Notes due 2028 (the “Original Notes”). In connection with the Registration Statement, ICE hereby makes the following representations to the Commission:

(1)

ICE is registering under the Securities Act the Exchange Notes to be offered in the exchange offer in reliance on the Staff’s position as expressed in letters to Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

(2)

ICE has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of ICE’s information and belief, each person participating in the exchange offer is acquiring such Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, ICE will make each person participating in the exchange offer aware (through the prospectus relating to the exchange offer) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes (a) may not rely on the Staff position in the Exxon Capital Letters or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. ICE acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

ICE will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the exchange offer) disclosure that by accepting an exchange offer each holder (including any broker-dealer) of the Original Notes represents to ICE that it is not an affiliate of ICE, that the Exchange Notes will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the exchange offer. If a broker-dealer holds Original Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the exchange offer.

Please do not hesitate to contact Catherine M. Clarkin of Sullivan & Cromwell LLP by telephone (+1 (212) 558-4175) or email (clarkinc@sullcrom.com) with any questions or comments regarding this filing. In addition, please inform Ms. Clarkin when this request for acceleration has been granted.

Sincerely,

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Andrew Surdykowski
	Name:	Andrew Surdykowski
	Title:	General Counsel

cc:	Catherine M. Clarkin

(Sullivan & Cromwell LLP)